As filed with the U.S. Securities and Exchange Commission on  August 2, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 FOR EXEMPTION FROM SECTION
19(b) OF THE ACT AND RULE 19b-1 UNDER THE ACT

(File No. 812-14213)

THE MEXICO EQUITY & INCOME FUND, INC.
PICHARDO ASSET MANAGEMENT, S.A. DE C.V.

c/o U.S. BANCORP FUND SERVICES, LLC
615 EAST MICHIGAN STREET
MILWAUKEE, WISCONSIN  53202

Communications, Notice and Order to:

Phillip Goldstein
The Mexico Equity & Income Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

Maria Eugenia Pichardo
Pichardo Asset Management, S.A. de C.V.
Paseo de Tamarindos 45-201
Bosques de las Lomas
Mexico DF 05120

Copies to:

Thomas R. Westle, Esq.
Blank Rome LLP
405 Lexington Avenue, 23rd Floor
New York, NY  10174
(212) 885-5239

Cover page for 17 Sequentially Numbered pages (including Exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

)
In the Matter of	)
)
THE MEXICO EQUITY & INCOME FUND, INC.	)
PICHARDO ASSET MANAGEMENT, S.A. DE C.V.
)
C/O U.S. BANCORP FUND SERVICES, LLC	)
615 EAST MICHIGAN STREET, 2ND FLOOR	)
MILWAUKEE, WISCONSIN 53202)
)
(877) 785-0367)
)
File No. 812-14213)
)

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION
FROM SECTION 19(b) OF THE ACT AND RULE 19(b)-1 UNDER THE ACT

The Mexico Equity & Income Fund, Inc. (the “Fund”), a Maryland corporation that is a registered closed-end management investment company listed on the New York Stock Exchange (the “NYSE”), and Pichardo Asset Management, S.A. de C.V., a Mexican corporation and the Fund’s investment adviser  (the “Adviser”, and together with the Fund, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), providing the Applicants with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder.1

I.      DESCRIPTION OF THE APPLICANTS

The Fund was incorporated in Maryland on May 24, 1990, and commenced operations on August 21, 1990.  The Fund is registered under the Act as a closed-end, non-diversified management investment company, and its investment objective is a high total return through capital appreciation and current income by investing in equity securities, convertible debt securities and debt securities of Mexican issuers. Pursuant to the Fund’s Articles of Incorporation, as amended by the Amended and Restated Articles Supplementary, the total number of shares of capital stock which the Fund shall have the authority to issue is 100,000,000 shares, of which 98,000,000 shares shall be common stock, with a par value of $.001 per share and 2,000,000 shares shall be preferred stock, with a par value of $.001 per share.  As of June 30, 2016, the Fund had 7,445,482 shares of common stock outstanding and no outstanding shares of preferred stock.  The total assets of the Fund as of June 30, 2016 was $100,731,511.  Generally, all of the Fund’s equity securities and most of the fixed-income securities are listed on the Mexican Stock Exchange.  Shares of the Fund’s common stock are listed and trade on the NYSE under the trading symbol “MXE,” and have historically traded on the NYSE at a discount to the Fund’s net asset value (“NAV”). The discount to NAV has at times exceeded 20%.

1 The only registered closed-end investment company that intends to rely on the Order has been named as an Applicant.  No Applicant seeks reliance on the Order by an entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with Pichardo Asset Management, S.A. de C.V. (including any successor in interest).

The Adviser, a corporation organized under the laws of Mexico, is an investment adviser registered under the Act.  Maria Eugenia Pichardo, who owns 99% of the Adviser, has acted as the Fund’s portfolio manager since the inception of the Fund in 1990.  The Adviser currently serves as the investment adviser to the Fund, and for its services, the Adviser is paid a based fee, accrued daily at the annual rate of 1.00% subject to a performance fee adjustment which increases or decreases the fee depending upon how well the Fund has performed relative to the MSCI Mexico Index (the “Index”) twelve (12) month rolling average. The fee adjustment will be calculated using a monthly adjustment rate that is based upon the Fund’s relative performance to the Index. The performance adjustment rate will be positive (resulting in an upward fee adjustment) for each percentage point, or portion thereof, that the investment performance of the Fund exceeds the investment performance of the Index for the performance period multiplied by three (3) and will be negative (resulting in a downward fee adjustment) for each percentage point, or portion thereof, that the investment performance of the Index exceeds the investment performance of the Fund for the performance period multiplied by three (3).  Subject to the overall supervision of the Board of Directors, the Adviser manages the day-to-day operations of the Fund and provides the Fund with investment advisory services. Under the terms of its investment advisory agreement with the Fund, the Adviser conducts all investment research and supervision and is responsible for the purchase and sale of Fund investment portfolio securities, subject to the supervision and direction of the Board of Directors. The Adviser also provides the Fund with advice, supervises the Fund’s management and investment programs and provides investment advisory facilities and executive and supervisory personnel for managing the investments and effectuating portfolio transactions. The Adviser also furnishes, at its own expense, all necessary administrative services, office space, equipment and clerical personnel for servicing the Fund’s investments. In addition, the Adviser pays the salaries and fees of all of the Fund’s officers who are affiliated with the Adviser. The Adviser’s services under the investment advisory agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Fund are not impaired.  As of June 30, 2016, the Adviser had $110,167,014 in assets under management.

II.      RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1(a) under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).  Notwithstanding the foregoing, Rule 19b-1(f) permits a regulated investment company to make one additional long-term capital gain distribution with respect to any one taxable year of the company, so long as the distribution is made, in whole or in part, for the purpose of not incurring any tax under Section 4982 of the Code.

The Applicants believe that Rule 19b-1 should be interpreted to permit the Fund to make an unlimited number of distributions on its outstanding common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Fund’s proposed distribution policy, in the absence of such an interpretation, the Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit the Fund to distribute periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its outstanding common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.

The Fund presently pays dividends to common stockholders consisting of net investment income and net realized capital gains, in accordance with Section 19 of the Act.  The Applicants believe that the Fund’s stockholders may prefer an investment vehicle that provides for more frequent capital gains distributions and a consistent cash flow.  In addition, the common stock of closed-end equity funds generally tends to trade in the marketplace at a discount to their NAVs.  At times, activist stockholders of certain closed-end equity funds trading at discounts have pressured the boards of directors and management of their funds to take steps to address the discount.  To try to reduce the discounts at which their stocks trade, among other goals, many closed-end funds have adopted managed distribution policies, which call for monthly or quarterly distributions to stockholders.  Some of these funds have seen their discounts narrow as a result.  The Applicants believe that the discounts at which the Fund’s common stock may trade may similarly be reduced if it adopts a managed distribution policy that would permit it to pay capital gains dividends with respect to its common stock more frequently than is permitted under Rule 19b-1.

III.      REPRESENTATIONS OF THE APPLICANTS

The Applicants make the following representations regarding the requested relief:

Prior to the Fund's implementing a distribution policy with respect to its common stock to make level, periodic distributions as described below in reliance on the Order (a “Distribution Policy”), the board of directors (the "Board") of the Fund, including a majority of the directors who are not interested persons of the Fund, as defined in Section 2(a)(19) of the Act (the "Independent Directors"), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Directors will review information regarding: (i) the purpose and terms of the Distribution Policy; (ii) the likely effects of the policy on the Fund's long-term total return (in relation to market price and net asset value per share of common stock ("NAV")); (iii) the expected relationship between the Fund's distribution rate on its common stock under the policy and the Fund's total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the policy on the Fund's long-term total return (in relation to market price and NAV). The Independent Directors will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the Distribution Policy. Following this review, the Board, including the Independent Directors, of the Fund will, before adopting or implementing any Distribution Policy for the Fund, make a determination that the Distribution Policy is consistent with the Fund's investment objectives and in the best interests of the holders of the Fund's common stock. The Distribution Policy will be consistent with the Fund's policies and procedures and will be described in the Fund's registration statement.

The Applicants represent that the purpose of a Distribution Policy will be to permit the Fund to distribute  over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of such Fund during such year and, if so determined by the Board, all or a portion of returns of capital paid by the Fund’s portfolio companies during such year.   Under a proposed Distribution Policy, the Fund will distribute to its stockholders a fixed monthly percentage of the market price of the Fund’s common stock at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount per common share, any of which may be adjusted from time to time.2  It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to shares of the Fund’s common stock would be independent of the Fund’s performance during any particular period, but would be expected to correlate with the Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common stock would be at the stated rate then in effect.  The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

2 Currently, it is anticipated that a proposed Distribution Policy would provide for quarterly distributions of 2.5% of NAV, amounting to an annual distribution of 10% of NAV.

In addition, prior to implementing a Distribution Policy in reliance on the Order, the Board will adopt policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and by condition D. below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition B.1. below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition C.1. below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of the Fund will summarize the basis for the Board’s approval of a Distribution Policy, including its consideration of the factors described above.  These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

IV.      JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, the Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Fund and its stockholders.

A.	Receipt of the Order would serve stockholder interests

The Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy.  Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Common stock of closed-end funds often trade in the marketplace at a discount to their NAV.  The Applicants believe that this discount may be reduced if the Fund is permitted to pay more frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund’s common stock trades in the market would benefit the Fund’s stockholders along with the Fund.

B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in the Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common stockholder who received distributions during a particular year (including stockholders who have sold their stock during the year).

3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

In addition, upon adopting a Dividend Policy pursuant to this Order, the Fund will make the additional disclosures required by the conditions set forth in Part VI below, and the Fund will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that the Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Fund to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Fund will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.

Rule 19b-1, when applied to a Distribution Policy, may give rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 may impose pressure on management to realize capital gains at a time when prudent investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in subsequent years), notwithstanding that prudent investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan that may be required in order to comply with Rule 19b-1.  There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem, but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Fund to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. The Applicants submit that this concern should not apply to closed-end investment companies, such as the Fund, that do not continuously distribute capital stock.  Furthermore, if the underlying concern extends to secondary market purchases of the capital stock of closed-end funds that are subject to a large upcoming capital gain dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

  The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend at a fixed rate, a rate determined by reference to an objective rate or index, or a rate determined by the market, and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.

There is also currently a tax rule that provides that any loss realized by a stockholder upon the sale of capital stock of a regulated investment company that was held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain paid on such capital stock, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1.

 Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year.  Subparagraph (f) of Rule 19b-1 allows a Fund to make one additional capital gain dividend if it is made in whole or in part to avoid the excise tax under Section 4982 of the Code.

The Applicants assert that by limiting the number of capital gain dividends that the Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever the Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of the Fund’s long-term capital gains within the limits in Rule 19b-1, the Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. The Applicants believe that the application of Rule 19b-1 to the Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-815 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common stock and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

4 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
5 1989-1 C.B. 226.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment.   Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Fund in avoiding these Rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Fund to make periodic distributions in respect of its common stock as frequently as twelve times in any one taxable year.  Granting this relief would provide the Fund with flexibility in meeting potential investor interest in receiving more frequent distributions. Furthermore, implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred stock.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and, consequently, the long-term gain component cannot even be known until the last dividend of the year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of the Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.      APPLICANTS’ CONDITIONS

The Applicants agree that the Order will be subject to the following conditions:

A.	Compliance Review and Reporting.

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, as to whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

B.	Disclosures to Fund Stockholders

1.	Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

a.	Will provide, in a tabular or graphical format:

i.
the amount of the distribution, on a per common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

ii.
the fiscal year-to-date cumulative amount of distributions, on a per common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

iii.
the average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

iv.
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date-cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

b.	Will include the following disclosure:

i.	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

ii.
“The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;[6] and

iii.
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

2.	On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:

a.	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

6 The disclosure in this condition B.1.b.ii. will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

b.	include the disclosure required by condition B.1.b.i above;

c.	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to the Fund’s stockholders; and

d.	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

3.
Each report provided to stockholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

C.	Disclosure to Stockholders, Prospective Stockholders and Third Parties.

1.
The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1.b. above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common stockholder, prospective common stockholder or third-party information provider;

2.
The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1.b. above, as an exhibit to its next filed Form N-CSR; and

3.
The Fund will post a statement prominently on its website (or the Adviser's website) containing the information in each 19(a) Notice, including the disclosure required by condition B.1.b. above, and maintain such information on its website for at least 24 months.

D.	Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person (“Financial Intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

1.	will request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s common stock held through such Financial Intermediary;

2.
will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and

3.
upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

E.	Additional Board Determinations If the Fund’s Common Shares Trade at a Premium.

If:

1.
The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2.
The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:
a.	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:

i.
will request and evaluate, and the Adviser will furnish such information as may be reasonably necessary to allow the Board to make an informed determination as to whether the Distribution Policy should be continued or continued after amendment;

ii.
will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition E.2.a.i. above; including, without limitation: (A) whether the Distribution Policy is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and (C) the Fund’s current distribution rate, as described in condition E.2 above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition E.2, or such longer period as the Board deems appropriate; and

iii.	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy.

b.
The Board will record the information considered by it, including its consideration of the factors listed in condition E.2.a.ii. above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

F.	Public Offerings.

The Fund will not make a public offering of its common stock other than:

1.	a rights offering below NAV to the Fund’s common stockholders;

2.	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

3.	an offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:

a.
the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date; and

b.
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue;

G.	Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.      APPLICABLE PRECEDENT

The Commission has recently granted relief substantially the same as that sought here to In the Matter of The Chile Fund, Inc., et al., Investment Company Act Release Nos. 29167 (March 2, 2010) (notice) and 29195 (March 30, 2010) (order); In the Matter of Lazard Global Total Return and Income Fund, Inc., et al., Investment Company Act Release Nos. 29331 (June 24, 2010) (notice) and 29344 (July 21, 2010) (order); In the Matter of Federated Enhanced Treasury Income Fund, et al., Investment Company Act Release Nos. 29341 (July 14, 2010) (notice) and 29379 (August 10, 2010) (order); In the Matter of Stone Harbor Emerging Markets Income Fund, et al., Investment Company Act Release Nos. 29791 (September 16, 2011) (notice) and 298834 (October 12, 2011) (order); In the Matter of Invesco Total Property Market Income Fund, et al., Investment Company Act Release Nos. 30055 (April 26, 2012) (notice) and 30069 (May 22, 2012) (order); In the Matter of Prudential Short Duration High Yield Fund, Inc., et al., Investment Company Act Release Nos. 30195 (September 5, 2012) (notice) and 30226 (October 2, 2012) (order); In the Matter of Royce Focus Trust, Inc., et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order); In the Matter of Guggenheim Equal Weight Enhanced Equity Income Fund et al., Investment Company Act Release Nos. 30780 (November 12, 2013) (notice) and 30822 (December 9, 2013) (order); The New Ireland Fund, Inc., et al., Investment Company Act Release Nos. 31184 (July 23, 2014) (notice) and 31216 (August 19, 2014) (order), In the Matter of H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 31197 (August 5, 2014) (notice) and 31224 (August 27, 2014) (order); In the Matter of Principal Real Estate Income Fund, et al., Investment Company Act Release Nos. 31290 (October 16, 2014) (notice) and 31334 (November 12, 2014) (order); In the Matter of Sprott Focus Trust Inc. and Sprott Asset Management LP, Investment Company Act Release Nos. 31548 (April 7, 2015) (notice) and 31952 (May 4, 2015) (order); In the Matter of Dreyfus TMT Opportunities Fund, Inc., et al., Investment Company Release Nos. 31549 (April 7, 2015) (notice) and 31593 (May 5, 2015); In the Matter of Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015) (order); and In the Matter of Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015) (order).

VII.      PROCEDURAL COMPLIANCE

Pursuant to the requirements of Rule 0-2(f) under the Act, the Applicants hereby state that, in the case of the Fund, its address is 615 East Michigan Street, Milwaukee, Wisconsin  53202, and in the case of the Adviser, its address is Paseo de Tamarindos 45-201, Colonia Bosques de las Lomas, Delegacion Cuajimalpam, Mexico DF, 05120.  The Applicants further state that all communications or questions should be directed to Thomas R. Westle and Rustin I. Paul, Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174-0208, (212) 885-5000, with a copy to Phillip Goldstein, 615 East Michigan Street, Milwaukee, Wisconsin  53202, (877) 785-0376, and a copy to Stephanie Darling, The Law Office of Stephanie Darling, 818 Ridge Road, Rising Sun, MD 21911, (410) 658-7491.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer or member signing and filing this Application on behalf of the respective Applicant is fully authorized to do so, that under the provisions of the Fund’s By-Laws, responsibility for the management of the affairs and business of the Fund is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Fund has authorized any officer of the Fund to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  The Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  The Applicants further state that they have complied with all requirements for the execution and filing of this Application in the name and on behalf of the Applicants.

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B-1 hereto.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VIII.      CONCLUSION

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Fund from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

The Mexico Equity & Income Fund, Inc.

By: /s/ Maria Eugenia Pichardo
Name: Maria Eugenia Pichardo
Title: President

Pichardo Asset Management, S.A. de C.V.

By: /s/ Maria Eugenia Pichardo
Name: Maria Eugenia Pichardo
Title: President and CEO

August 2, 2016

EXHIBIT INDEX

A-1	Authorizing Resolutions of The Mexico Equity & Income Fund, Inc.
B-1	Verification of The Mexico Equity & Income Fund, Inc. Pursuant to Rule 0-2(d)
B-2	Verification of Pichardo Asset Management, S.A. de C.V.

Exhibit A-1

THE MEXICO EQUITY & INCOME FUND, INC.
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON SEPTEMBER 19, 2013

Authorization to File Exemptive Order Application relating to the Fund

RESOLVED, that the Board of Directors of The Mexico Equity & Income Fund, Inc. (the “Fund”), including a majority of those who are not “interested persons” of the Fund or Pichardo Asset Management, S.A. de C.V., its investment adviser, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”) (collectively, the “Board”), hereby authorizes and directs the officers of the Fund, with the assistance of counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order pursuant to Sections 6(c) of the Act that would grant an exemption from Section 19(b) and Rule 19b-1 thereunder to permit the Fund to make capital gains distributions in any one taxable year in excess of the number of distributions otherwise permitted under the Act, and any such application and amendments and related documents filed in connection therewith shall be in such form as they, by execution and filing thereof, shall approve; and

FURTHER RESOLVED, that the officers of the Fund are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

Exhibit B-1

THE MEXICO EQUITY AND INCOME FUND, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that she has duly executed the attached Application dated August 2, 2016 for and on behalf of The Mexico Equity and Income Fund, Inc.; that she is the President of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

The Mexico Equity & Income Fund, Inc.

By: /s/ Maria Eugenia Pichardo
Name: Maria Eugenia Pichardo
Title: President

Exhibit B-2

PICHARDO ASSET MANAGEMENT, S.A. DE C.V.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that she has duly executed the attached Application dated August 2, 2016 for and on behalf of Pichardo Asset Management, S.A. de C.V.; that she is the President and CEO of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Pichardo Asset Management, S.A. de C.V.

By: /s/ Maria Eugenia Pichardo
Name: Maria Eugenia Pichardo
Title: President